EXHIBIT (a)(4)
SUPPLEMENT TO
OFFER TO PURCHASE
AIMCO Properties, L.P.
is offering to purchase limited partnership units in
Angeles Partners XII
for $500.00 per unit in CASH
     We have increased our offer price from $412.16 per unit to $500.00 per unit, and extended the expiration date of the offer from May 1, 2007, to May 30, 2007.
     Upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 3, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), we will accept units validly tendered in response to our offer. You will not pay any partnership transfer fees if you tender your units pursuant to this offer. You will pay any other fees or costs, including any transfer taxes. Our offer price will be reduced for any distributions subsequently made or declared by your partnership prior to the expiration of our offer. If units are validly tendered and not properly withdrawn prior to the expiration of our offer and the purchase of all such units would result in there being fewer than 320 unitholders in your partnership, we will purchase only 99% of the total numbers of units so tendered by each limited partner. There were 1,117 holders in your partnership as of December 31, 2006.
     OUR OFFER AND YOUR WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON MAY 30, 2007, UNLESS WE FURTHER EXTEND THE DEADLINE.
     See “Risk Factors” beginning on page 4 of the Offer to Purchase, for a description of risk factors that you should consider in connection with our offer, including the following:
•	IF YOU WANT TO TENDER YOUR UNITS IN THE OFFER, YOU MUST SIGN A LETTER OF TRANSMITTAL IN WHICH YOU RELEASE US FROM ALL LIABILITY, EXCEPT AS OTHERWISE PROVIDED IN SECTION 3 HEREIN, WITH RESPECT TO ANY AND ALL CLAIMS THROUGH THE DATE OF EXECUTION OF THE LETTER OF TRANSMITTAL, INCLUDING, BUT NOT LIMITED TO, THOSE CLAIMS THAT WERE BROUGHT OR THAT COULD HAVE BEEN BROUGHT IN THE NUANES AND HELLER LITIGATION AND IRRESPECTIVE OF WHETHER YOU PREVIOUSLY REQUESTED EXCLUSION FROM THE SETTLEMENT OR WHAT HAPPENS IN CONNECTION WITH THE PENDING APPEAL CHALLENGING THE SETTLEMENT. YOU WILL ALSO ASSIGN TO US YOUR RIGHTS IN ANY FUTURE CLAIMS AND DISTRIBUTIONS, PROVIDED, HOWEVER, YOU WILL STILL BE ENTITLED TO RECEIVE YOUR PRO RATA SHARE OF THE SETTLEMENT FUND IN THE NUANES AND HELLER LITIGATION EVEN IF YOU TENDER, PROVIDED THAT YOU ARE OTHERWISE ELIGIBLE, AND IF AND WHEN APPROVAL OF THE SETTLEMENT AND JUDGMENT ENTERED THERETO BECOME FINAL.

•	Our offer price was determined without any arms-length negotiations, which might result in a higher value for your partnership units.

•	The appraisals on which we based our initial offer price were completed in 2003; more recent appraisals might indicate higher property values and, accordingly, a higher price per unit.

•	There is no established or regular trading market for your units, nor is there a reliable standard for determining the fair market value of the units. Accordingly, our offer price may not represent fair market value for your units.

•	Our offer price might be higher if it took into account any potential improvements in the fair market value or operating performance of your partnership’s properties.
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     If you decide to accept our offer, you must complete and sign the letter of transmittal in accordance with the instructions thereto and mail or deliver the signed letter of transmittal and any other required documents to The Altman Group, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth below and on the back cover of this Supplement. Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement or the letter of transmittal may also be directed to the Information Agent at (800) 467-0821.
April 27, 2007

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•	Your general partner and the property manager are affiliates of ours and, therefore, your general partner has substantial conflicts of interest with respect to our offer.

•	We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

•	Continuation of your partnership will result in our affiliate continuing to receive management fees from your partnership. Such fees would not be payable if your partnership were liquidated.

•	We may conduct a future offer at a higher price, although we have no obligation or current intention to do so.

•	For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of properties owned by your partnership.

•	The general partner makes no recommendation as to whether you should tender your units.
     The general partner does not make any recommendation regarding whether you should accept this offer. You are encouraged to carefully review the Offer to Purchase, as supplemented hereby, and any other information available to you and to seek the advice of your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept this offer.
THE INFORMATION AGENT FOR THE OFFER IS:
THE ALTMAN GROUP, INC.

By Mail:	By Overnight Courier:	By Hand:
P.O. Box 268 Lyndhurst, NJ 07071	1200 Wall Street, 3rd Floor Lyndhurst, NJ 07071	1200 Wall Street, 3rd Floor Lyndhurst, NJ 07071
For information, please call:
TOLL FREE: (800) 467-0821

SUPPLEMENTAL INFORMATION
     The Offer to Purchase is hereby supplemented as follows (capitalized terms that are not otherwise defined herein have the respective meanings ascribed thereto in the Offer to Purchase):
     On April 3, 2007, we commenced an offer to purchase limited partnership units in your partnership for $412.16 per unit in cash. We are now offering to purchase limited partnership units for $500.00 per unit in cash. The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made or declared by your partnership on or after the commencement of our offer and prior to the date on which we acquire your units pursuant to our offer. If the offer price is reduced in this manner, we will notify you and, if necessary, we will extend the offer period so that you will have at least ten business days from the date of our notice to withdraw your units.
     If you have already tendered units to us, you need not take any further action to receive our increased offer price for any units we purchase. If, prior to the expiration date, we increase the consideration offered pursuant to the offer, the increased consideration will be paid for all units accepted for payment pursuant to the offer, whether or not the units were tendered prior to the increase in consideration.
     Upon the terms and subject to the conditions to the offer, we will accept (and thereby purchase) units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in “The Offer — Section 4. Withdrawal Rights” in the Offer to Purchase. We have extended the expiration date of the offer to midnight, New York City time, on May 30, 2007, and we reserve the right in our reasonable discretion to further extend the period of time for which the offer is open. See “The Offer — Section 5. Extension of Tender Offer Period; Termination; Amendment; No Subsequent Offering Period” in the Offer to Purchase for a description of our right to extend the period of time during which the offer is open and to amend or terminate the offer.
     As a result of the increase in our offer price to $500.00 per unit, we expect that approximately $5.7 million will be required to purchase all of the limited partnership units that we are seeking in this offer, exclusive of fees and expenses. In addition to this offer, we are making concurrent offers to acquire interests in several other limited partnerships. If such transactions were fully subscribed for cash, we would be required to pay approximately $92.5 million for such units.
     On April 11, 2007, MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Senior Note Program I, LP, MPF Income Fund 22, LLC, MPF DeWaay Fund 4, LLC, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Patterson Special Fund 6-A, LLC and MacKenzie Patterson Fuller, LP and/or their assigns (collectively, “MPF”) commenced a tender offer to purchase up to 2,143.46 of the outstanding units at a purchase price of $455.00 per unit, which amount will be reduced by any cash distributions made to you by the partnership after March 31, 2007 and a one time $150 transfer fee. MPF does not permit you to withdraw units tendered to MPF. Tendering your units pursuant to MPF’s offer is irrevocable. The Managing General Partner believes that you must make your own decision whether or not to participate in any offer, based upon a number of factors, including your financial position, your need or desire for liquidity, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units. However, the Managing General Partner notes that our offer price, as amended, is higher than the MPF offer price.
     We increased our offer price in response to the MPF offer. As a result, our current offer price of $500.00 per unit is higher than our estimate of the net equity value of each unit ($412.16) which was our initial offer price.

     Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement and the letter of transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the offer.
The Information Agent for offer is:
THE ALTMAN GROUP, INC.
By Mail:
P.O. Box 268
Lyndhurst, NJ 07071
By Overnight Courier:
1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071
By Hand:
1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071
For information, please call:
By Telephone:
TOLL FREE: (800) 467-0821
By Fax:
(201) 460-0050